FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              September 05, 2003



                          CRH Financial Calendar 2004



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH Financial Calendar 2004








CRH plc

September 5, 2003

Financial Calendar 2004


The following are the relevant dates for next year:


2003 Results               Tuesday, March 2, 2004

Annual General Meeting     Wednesday, May 5, 2004

2004 Interim Results       Tuesday, August 31, 2004


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland Tel:  +353 1 404 1000

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: September 05, 2003



                                                    By: ___/s/ M. P. Lee___

                                                    M. P. Lee
                                                    Finance Director Designate